Exhibit 99.4



11 September, 2002

Tomkins plc to join the FTSE 100 index

     As confirmed in an announcement made today by the relevant FTSE committee, Tomkins plc is to join the FTSE 100 index on 20 September 2002.


     For more information please visit the FTSE website via this link. http://www.ftse.com


     Enquiries to:

     Stephen Devany
     Tomkins plc
     Head of Corporate Communications
     Tel: +44 20 8877 5153
     Email: sdevany@tomkins.co.uk


     Finsbury
     Rollo Head
     Charlotte Festing
     Tel: +44 (0) 20 7251 3801